UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2024

Commission File Number: 001-41440

Virax Biolabs Group Limited

(Registrant’s Name)

BioCity Glasgow

Bo'Ness Road Newhouse

Lanarkshire, ML1 SUH

United Kingdom

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

When used in this Form 6-K, unless otherwise indicated, the terms “the Company,” “Virax,” “we,” “us” and “our” refer to Virax Biolabs Group Limited. and its subsidiaries.

Information Contained in this Form 6-K Report

On August 21, 2024, Virax Biolabs Group Limited, a Cayman Islands corporation (the “Company”), entered into a securities purchase agreement (the “SPA”) with certain institutional investors, pursuant to which the Company agreed to sell and issue to the investors in a registered direct offering (the “Offering”) an aggregate of 1,108,892 ordinary shares (the “Shares”), par value $0.001 per share of the Company (the “Ordinary Shares”) at a price of $4.50 per share. The Offering is expected to close on or about August 23, 2024, subject to the satisfaction of customary closing conditions and requirements under applicable law.

The Offering is expected to result in gross proceeds to the Company of approximately $5 million, before deducting the placement agent fees and other Offering expenses payable by the Company. The Company intends to use the net proceeds from the offering for working capital and general corporate purposes.

The Shares to be issued and sold in the Offering are being offered pursuant to the Company’s shelf registration statement on Form F-3 (File 333-275893) (the “Shelf Registration Statement”), initially filed by the Company with the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended (the “Securities Act”), on December 5, 2023, and declared effective on December 15, 2023.

Pursuant to the terms of the SPA, for a period of 15 days following the closing of the Offering, subject to certain exceptions, the Company may not issue, enter into any agreement to issue or announce the issuance or proposed issuance of any Ordinary Shares or equivalents to Ordinary Shares, or file any registration statement or any amendment or supplement thereto, other than a prospectus supplement for the Offering. The Company has also agreed that from the date of the SPA until two years after the closing date of the Offering, the Company shall not enter into an agreement to effect any issuance by the Company or any of the Company’s subsidiaries of Ordinary Shares or equivalents to Ordinary Shares (or a combination of units thereof) involving a variable rate transaction, subject to certain exceptions. The SPA contains customary representations, warranties and agreements by the Company, customary conditions to closing, indemnification obligations of the Company, including for liabilities arising under the Securities Act, other obligations of the parties and termination provisions.

Pursuant to a letter agreement dated as of June 6, 2024, (the “Engagement Agreement”) the Company engaged H.C. Wainwright & Co., LLC (the “Placement Agent”) to act as its exclusive placement agent in connection with the Offering. Pursuant to the terms of the Engagement Agreement, the Company will pay the Placement Agent a cash fee equal to 7.0% of the gross proceeds of the Offering and a management fee equal to 1.0% of the gross proceeds raised in the Offering. In addition, the Company will also issue to the Placement Agent or its designees as compensation in connection with the Offering, warrants to purchase an aggregate of 77,622 Ordinary Shares of the Company (the “Agent Warrants”), which is equal to 7.0% of the aggregate number of Shares issued at the closing. The Agent Warrants expire five years from the commencement of sales of the Offering and have an exercise price of $5.625 per share. In addition, the Company will reimburse the Placement Agent for a non-accountable expense allowance of $35,000 and accountable legal expenses and other out-of-pocket legal expenses incurred in connection with the Offering in the amount of $50,000.

As previously disclosed on January 22, 2024, we entered into an At The Market Offering Agreement with the Placement Agent (the “ATM Agreement”) pursuant to which we may sell from time to time our Ordinary Shares. having an aggregate offering amount of up to $1,445,029. On August 21, 2024, we notified Wainwright that we were suspending our use of the at the market facility and terminating the “at the market offering” sales agreement prospectus supplement (the “ATM Prospectus”). We will not make any sales of our Ordinary Shares pursuant to the ATM Agreement, unless and until a new prospectus supplement or a new registration statement is filed. Other than the termination of the ATM Prospectus, the ATM Agreement remains in full force and effect.

The foregoing does not purport to be a complete description of the forms of each of the Agent Warrants and the SPA and are qualified in their entirety by reference to the full text of each such document, which are filed as Exhibits 4.1and 10.1, respectively, to this Report on Form 6-K and incorporated herein by reference.

Ogier, Cayman Islands counsel to the Company, delivered an opinion as to the validity of the Shares, a copy of which is filed as Exhibit 5.1 to this Report on Form 6-K and is incorporated herein by reference.

This Report on Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy the Ordinary Shares, nor shall there be any offer, solicitation or sale of the Ordinary Shares in any state or country in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or country.

This Report on Form 6-K is hereby incorporated by reference into the Shelf Registration Statement and into each prospectus supplement filed pursuant to Registration Statement, to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act or the Securities Exchange Act of 1934, as amended.

On August 21, 2024, the Company issued a press release announcing the pricing of the Offering, a copy of which is attached hereto as Exhibit 99.1.

Exhibits

Exhibit No	Description

4.1	Form of Placement Agent Warrant
5.1	Opinion of Ogier
10.1	Form of Securities Purchase Agreement
23.1	Consent of Ogier (Contained in Exhibit 5.1 above)

99.1	Press release dated August 21, 2024
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

VIRAX BIOLABS GROUP LIMITED

Date:	August 23, 2024	By:	/s/ James Foster
James Foster, Chief Executive Officer